This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, lawyer or other advisor.

                       NOTICE OF EXTENSION AND VARIATION

                                      by

                              DT ACQUISITION INC.

                               in respect of its

                              OFFERS TO PURCHASE

       all of the Common Shares and all of the First Preferred Shares of

                             DOMINION TEXTILE INC.

--------------------------------------------------------------------------------
 on the basis of an amended price of Cdn. $14.50 cash per Common Share and an amended price of Cdn. $112.00 cash per First Preferred Share
--------------------------------------------------------------------------------

     On November 17, 1997, DT Acquisition Inc. (the "Offeror") announced that it intended to extend and vary its Offers by increasing the price payable for the Common Shares to Cdn. $14.50 per Common Share, by increasing the price payable for the First Preferred Shares to Cdn. $112.00 per First Preferred Share and by making certain other changes to the terms of the Offers and the Circular.

     The Offers, as extended in accordance with this Notice, are open for acceptance until 12:00 midnight (Toronto time) on Friday, November 28, 1997 (the "Expiry Time"), unless withdrawn or extended.

     Holders of Common Shares who wish to accept the Common Share Offer must properly complete and execute the Letter of Transmittal (printed on blue paper) that accompanied the Common Share Offer and holders of First Preferred Shares who wish to accept the Preferred Share Offer must properly complete and execute the Letter of Transmittal (printed on green paper) that accompanied the Preferred Share Offer or, in each case, a manually executed facsimile thereof and deposit it, together with certificates representing their Shares, in accordance with the instructions in the relevant Letter of Transmittal at any of the offices of the Depositary specified in such Letter of Transmittal, so as to arrive there not later than the Expiry Time. Alternatively, Shareholders tendering Common Shares may follow the procedure for guaranteed delivery described in Section 3 of the Original Offers, "Manner of Acceptance -
Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Common Share Offer. The Dealer Managers for the Offers:

                           -------------------------

                      The Dealer Managers for the Offers:

          CIBC Wood Gundy Securities Inc.      Chase Securities Inc.
                    in Canada                  in the United States
November 18, 1997

     Questions and requests for assistance may be directed to the Dealer Managers or the Depositary, and additional copies of this Notice, the Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers or the Depositary at their respective offices shown on the last page of this Notice.

     The Offers are made for the securities of a Canadian issuer and while the Offers are subject to Canadian disclosure requirements, investors should be aware that those requirements are different from those of the United States. Financial statements included in the Offers and Circular, as varied by this Notice, regarding Dominion Textile, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

     The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated and located in Canada, that some or all of its officers and directors are residents of Canada, that the Canadian Dealer Manager is a resident of Canada, and that all or a substantial portion of the assets of the Offeror and such persons are located outside the United States.

     You should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Dominion Textile's securities subject to the Offers, or of Dominion Textile's related securities, during the period of the Offers, as permitted by applicable Canadian laws, provincial laws and regulations.

     All currency amounts expressed herein and in the Offers and the Circular are in Canadian dollars unless otherwise indicated.

     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole judgment, take such action as it may deem necessary to extend either of the Offers to Shareholders in such jurisdiction.

                       NOTICE OF EXTENSION AND VARIATION

TO: THE HOLDERS OF COMMON SHARES AND THE HOLDERS OF FIRST PREFERRED SHARES OF DOMINION TEXTILE INC.

     By this Notice, DT Acquisition Inc. (the "Offeror") is amending its offers dated October 29, 1997 pursuant to which the Offeror is offering to purchase all of the outstanding common shares (the "Common Shares") of Dominion Textile
Inc. ("Dominion Textile") and all of the outstanding first preferred shares
(the "First Preferred Shares") of Dominion Textile. The offers dated October
29, 1997 are referred to as the "Original Offers". The circular which accompanied the Original Offers is referred to as the "Circular". The Original Offers and the Circular, all as varied by this Notice, are referred to as the "Offers".

     Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Original Offers and Circular continue to be applicable in all respects and this Notice should be read in conjunction therewith. Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the respective meanings set forth in the Original Offers and the Circular. References in this Notice to the "Letter Agreement" mean the letter agreement dated November 16, 1997 between the Offeror, Polymer and Dominion Textile. The Letter Agreement is described more fully below under Section 4, "Recent Developments - Letter Agreement".

1. INCREASE IN PRICE OFFERED FOR SHARES

     By this Notice the Offeror is hereby amending the Common Share Offer by increasing the consideration payable for each Common Share tendered to the Common Share Offer from Cdn. $11.75 cash per Common Share to Cdn. $14.50 cash per Common Share and by increasing the consideration payable for each First Preferred Share tendered to the Preferred Share Offer from Cdn. $109.50 cash per First Preferred Share to Cdn. $112.00 cash per First Preferred Share. All holders of Shares who tender their Shares to the Offers will receive the increased price, including those shareholders who have already tendered their Shares to the relevant Offer. Shareholders who have already tendered to an Offer need do nothing further. The Offeror will pay the increased price to such Shareholders at the time of take up and payment by the Offeror of Shares under the Offers.

2. EXTENSION OF THE OFFERS

     The Offeror is hereby amending the Original Offers by extending the time during which each Offer is open for acceptance to 12:00 midnight (Toronto time) on Friday, November 28, 1997 unless the particular Offer is withdrawn or further extended. Accordingly, the Expiry Time shall be 12:00 midnight (Toronto time) on Friday, November 28, 1997.

3. REVISED CONDITIONS

     The Offeror is varying the Original Offers by deleting Section 4 of the Original Offers, "Conditions of the Offers" and replacing it with the following:

     "4.  CONDITIONS OF THE OFFERS

          The Offeror shall have the right to withdraw either Offer and not take up and pay for, or extend the period of time during which either Offer is open, and postpone taking up and paying for, any Shares deposited under the Offers unless, in respect of the Common Share Offer, all of the conditions set forth below in respect of that Offer, and in respect of the Preferred Share Offer, all of the conditions set forth below in respect of that Offer, are satisfied or waived by the Offeror at or prior to the Expiry Time of the particular Offer:

          Conditions to the Common Share Offer

          The following are the conditions to the Common Share Offer:

          (a) there shall have been validly deposited under the Common Share Offer and not withdrawn that number of Common Shares which represents at least 66 2/3% of the Common Shares on a fully diluted basis, excluding Common Shares held as of the date hereof by the Offeror, its affiliates and associates or by persons whose

               Common Shares may not be voted as part of the "minority" on any subsequent going private transaction pursuant to Policy 9.1 and Policy Q-27;

          (b) the applicable waiting period under the Competition Act (Canada) shall have expired; any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) shall have expired or been earlier terminated; and the Minister of Industry (Canada) shall have allowed or have been deemed to allow the implementation of the proposed transaction and the Purchase Agreement Transaction pursuant to the provisions of the Investment Canada Act;

          (c) there shall not exist any prohibition at law against the Offeror making the Common Share Offer or taking up and paying for any Common Shares deposited under the Common Share Offer or completing a Compulsory Acquisition, any Subsequent Acquisition Transaction or the right of the Offeror to complete the Purchase Agreement Transaction;

          (d) that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official, in any case with applicable jurisdiction, or by any private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, and (ii) no law or regulation shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii), the legal effect of which is:

               (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own Dominion Textile or exercise full rights of ownership of the Common Shares or the right of the Offeror to complete the Purchase Agreement Transaction; or

               (B) which would prevent or make materially uncertain completion of the acquisition by the Offeror of Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction or completion of the Purchase Agreement Transaction;

          (e) except as disclosed in Dominion Textile's public filings or as otherwise publicly disclosed as of the date hereof, following the date hereof, there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror) any change (or any condition, event or development involving a prospective change) in the operations, assets, capitalization, condition (financial or otherwise), results of operations, cash flows, properties, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Dominion Textile or any of its subsidiaries which would be materially adverse to Dominion Textile and its subsidiaries and associates taken as a whole, other than: (i) any change or effect resulting from general economic, financial or market conditions; (ii) any change or effect resulting from conditions or circumstances generally affecting the Apparel Fabric Business or Nonwovens Business; or
               (iii) any change or effect resulting directly or indirectly from the public announcement of the Offeror's acquisition of an interest in the Common Shares, the publication of the Offers or the expected or actual consummation of the Offers or the Purchase Agreement Transaction;

          (f) following the date hereof, there shall not have occurred, developed or come into effect or existence and be continuing any event, action, state, condition or financial occurrence of national or international consequence, which adversely affects, in any material respect, the financial markets in Canada or the United States, generally, provided that for the purposes hereof a decline measured from November 15, 1997 in The Toronto Stock Exchange ("TSE") 35 Index of less than 20% which does not continue for more than five trading days shall not be material; and

          (g) Dominion Textile shall not be, in any material respect, in breach of or default under the Letter Agreement and such agreement shall not have been terminated in accordance with its terms other than by reason of the breach or default of the Offeror thereunder.

          Conditions to the Preferred Share Offer

          The following are the conditions to the Preferred Share Offer:

          (a) there shall have been validly deposited under the Preferred Share Offer and not withdrawn that number of First Preferred Shares which represents at least 66 2/3% of the First Preferred Shares on a fully diluted basis, excluding First Preferred Shares held as of the date hereof by the Offeror, its affiliates and associates or by persons whose First Preferred Shares may not be voted as part of the "minority" on any subsequent going private transaction pursuant to Policy 9.1 and Policy Q-27;

          (b) the Offeror shall have taken up and paid for Common Shares under the Common Share Offer or shall have determined to contemporaneously take up and pay for such Common Shares;

          (c) the applicable waiting period under the Competition Act (Canada) shall have expired; any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) shall have expired or been earlier terminated; and the Minister of Industry (Canada) shall have allowed or have been deemed to allow the implementation of the proposed transaction pursuant to the provisions of the Investment Canada Act;

          (d) there shall not exist any prohibition at law against the Offeror making the Preferred Share Offer or taking up and paying for any First Preferred Shares deposited under the Preferred Share Offer or completing a Compulsory Acquisition, any Subsequent Acquisition Transaction or the Purchase Agreement Transaction; and

          (e) that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official, in any case with applicable jurisdiction, or by any private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied, in the case of either
               (i) or (ii):

               (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the First Preferred Shares or the right of the Offeror to exercise full rights of ownership of the First Preferred Shares; or

               (ii) which would prevent or make materially uncertain completion of the acquisition by the Offeror of First Preferred Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction or completion of the Purchase Agreement Transaction.

          The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror). The Offeror may waive any of the foregoing conditions with respect to one or both of the Offers in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

          Any waiver of a condition or the withdrawal of either Offer shall be effective upon written notice or other communication to that effect (to be confirmed in writing) to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the relevant Shareholders in the manner set forth in Section 10 of the Offers, "Notices and Delivery" and shall provide a copy of the aforementioned notice to the TSE and the ME. If either Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Shares deposited under such Offer and the Depositary will promptly return all certificates for deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited."

4.   RECENT DEVELOPMENTS - LETTER AGREEMENT

     Pursuant to the Letter Agreement the Offeror agreed, among other things, to increase the purchase price per Common Share pursuant to the Common Share Offer and to increase the purchase price per First Preferred Share under the Preferred Share Offer and to amend the conditions to each of the Common Share Offer and the Preferred Share Offer, all as reflected in this Notice. The Letter Agreement provides that, in addition to the covenants and other terms summarized below, Dominion Textile will recommend to Shareholders that they accept the Offers and will mail forthwith to the Shareholders amended directors' circulars containing such recommendations (the "Recommendations").

Representations, Warranties and Covenants of the Offeror

     The Letter Agreement contains customary representations and warranties of the Offeror. In addition to covenants of the Offeror which have resulted in the variations to the Offers reflected in this Notice, the Letter Agreement also contains certain covenants of the Offeror, including covenants to the following effect:

     (a) upon the take up of Common Shares under the Common Share Offer, the Offeror shall proceed expeditiously with a Compulsory Acquisition or Subsequent Acquisition Transaction whereby holders of Common Shares receive at least Cdn. $14.50 cash per Common Share, in a transaction which is at least as favourable to holders of Common Shares as the Common Share Offer, as amended; and

     (b) upon the take up of First Preferred Shares under the Preferred Share Offer, the Offeror shall proceed expeditiously with a Compulsory Acquisition or Subsequent Acquisition Transaction whereby holders of First Preferred Shares receive at least Cdn. $112.00 cash per First Preferred Share, in a transaction which is at least as favourable to holders of First Preferred Shares as the Preferred Share Offer, as amended.

Representations, Warranties and Covenants of Dominion Textile

     The Letter Agreement contains customary representations and warranties of Dominion Textile. The Letter Agreement also contains covenants of Dominion Textile, including covenants to the following effect:

     (a) except as otherwise contemplated by the Letter Agreement or with the prior written consent of the Offeror, Dominion Textile has agreed that, until the Common Shares are taken up by the Offeror under the Common Share Offer, or the obligations of Dominion Textile thereunder have been terminated, the business and affairs of Dominion Textile and its subsidiaries will be operated in the ordinary course of business and in substantially the same manner as previously conducted and Dominion Textile (i) will not take any actions such as declaring or paying dividends, except for the payment of regular dividends consistent with past practice; (ii) will not authorize or issue any securities, including any Common Shares or securities convertible into Common Shares (other than pursuant to the exercise of options or other rights to purchase Common Shares, in each case as were outstanding as of the date of the Letter Agreement); (iii) will not, and will not permit any of its subsidiaries to, enter into any transaction to acquire any assets of any business or undertaking except for transactions which, individually or in the aggregate, are not material to Dominion Textile and its subsidiaries taken as whole; (iv) will not, and will not permit any of its subsidiaries to, dispose of or encumber any of its properties or assets that, individually or in the aggregate, are material to Dominion Textile and its subsidiaries taken as a whole, except in the ordinary course of business; (v) will not, and will not permit any of its subsidiaries to (subject to certain exceptions) grant to any executive or senior officers of Dominion Textile or of any subsidiary any increase in compensation or in severance or in termination pay, or enter into any employment agreement with any of such persons; (vi) will not, and will not allow any of its subsidiaries to, enter into, amend or terminate any agreements which are, individually or in the aggregate, material to Dominion Textile and its subsidiaries taken as a whole; (vii) will not, other than in the ordinary course of business and consistent with the past practice, guarantee or permit its subsidiaries to guarantee, the payment of any material liabilities or to incur material indebtedness for borrowed money; and (viii) will advise the Offeror as soon as practicable of any matter coming to its attention that might constitute or give rise to a material change in the affairs of Dominion Textile (within the meaning of the Securities Act (Ontario);

     (b) Dominion Textile will take all such actions as may be required to redeem the Rights immediately prior to the take up of Common Shares under the Common Share Offer;

     (c) Dominion Textile agrees to fully co-operate with the Offeror in structuring a transaction or carrying out a reorganization immediately prior to completion of the Offers that is beneficial to the Offeror and not detrimental to the Shareholders provided that it does not delay completion of the Offers;

     (d) Dominion Textile will use its best efforts to cause all options, warrants, rights or convertible securities of Dominion Textile which entitle the holders thereof to acquire Common Shares to be exercised prior to the expiration of the Common Share Offer;

     (e) Dominion Textile and its subsidiaries shall participate and cooperate in obtaining all regulatory approvals as may be necessary or desirable to complete the transactions contemplated by the Offers and the Purchase Agreement Transaction;

     (f) upon the take up and payment by the Offeror of not less than 66 2/3% of the outstanding Common Shares, Dominion Textile shall (i) take all necessary action to ensure that the Offeror will have the ability to immediately replace the current members of the Board of Directors of Dominion Textile with individuals designated by the Offeror, and (ii) assist the Offeror in acquiring pursuant to a Subsequent Acquisition Transaction, or other transaction proposed by the Offeror, all of the Common Shares and First Preferred Shares not tendered to the Offers on the terms set out in paragraphs (a) and (b) under "Representations, Warranties and Covenants of the Offeror" above; and

     (g) from the date of the mailing of this Notice, Dominion Textile will, subject to certain confidentiality requirements, provide the Offeror with access to non-public information and to senior management of Dominion Textile.

Exclusivity

     Dominion Textile, on behalf of itself and its affiliated entities and subsidiaries, has agreed that neither it nor any of its representatives, directors, officers, agents or affiliates nor any of their respective representatives, directors, officers, stockholders (unless such stockholders are also Shareholders and are acting in their capacity as such), agents or affiliates will, without the Offeror's prior written consent, encourage, entertain, solicit or initiate any inquiries, proposals or offers from, entertain, engage in or participate in any discussions or negotiations with, or provide any information to, any person or entity (or group thereof) in connection with or for the purpose of soliciting a competing offer or transaction, an alternate proposal, indication of interest or letter of intent with respect to (i) an offer for or the acquisition of Dominion Textile's capital stock, or any part thereof, (ii) the sale of all or any portion of the assets of Dominion Textile or its subsidiaries other than in the ordinary course of business, (iii) any amalgamation, merger or other business combination involving Dominion Textile or its subsidiaries, (iv) any reorganization, recapitalization, liquidation or winding-up of or similar transaction involving Dominion Textile or its subsidiaries, or (v) any similar transaction which would accomplish the goal(s) to be achieved pursuant to the Offers or any of the transactions described in clauses (i), (ii), (iii) or (iv) above or which would prevent the successful completion of the Offers (any of the foregoing transactions being a "Competing Proposal").

     In connection with the foregoing, Dominion Textile has agreed that it shall immediately close any data room which it has established, shall cease to provide any access whatsoever to any third party to any non-public information (whether or not in writing) of Dominion Textile (other than access provided pursuant to a legal obligation of Dominion Textile entered into prior to the date of the Letter Agreement) and shall not enter into any confidentiality or other agreement with any third party under which it agrees to provide access to such non-public information. Notwithstanding these restrictions, the Board of Directors of Dominion Textile may take such actions as the Board determines are reasonably required in the exercise of its fiduciary duties to respond to an unsolicited inquiry, proposal or offer received from any third party if the Board of Directors of Dominion Textile concludes that such inquiry, proposal or offer, would, if consummated in accordance with its terms, result in a transaction at least Cdn. $0.50 per Common Share more favourable to the holders of Common Shares than the Common Share Offer (a "Superior Proposal"). Dominion Textile has agreed to immediately inform the Offeror of, and immediately provide the Offeror with full details and complete copies of and any other information regarding, any other such offers, proposals or expressions of interest (whether oral or in writing).

Termination and Break-Up Fees

     The Letter Agreement may be terminated at the option of the Offeror if (a) the Board of Directors of Dominion Textile makes any material amendment, supplement or other modification to, or withdraws, the Recommendation with respect to the Common Share Offer, or recommends a Superior Proposal, or (b) Dominion Textile is in breach of or in default under any material obligation contained in the Letter Agreement or any of the representations and warranties of Dominion Textile, as set forth in the Letter Agreement, is inaccurate or untrue in any material respect, or (c) the Offeror fails to acquire a majority of the

Common Shares and a third party is successful in doing so pursuant to a Competing Proposal which was publicly announced, initiated or commenced prior to the Expiry Time.

     The Letter Agreement may be terminated at the option of Dominion Textile if
(a) Dominion Textile receives an unsolicited bona fide Superior Proposal that is a Superior Proposal which the Board of Directors is recommending to shareholders provided that, within three days of the Offeror receiving written notice of the terms of such Superior Proposal from Dominion Textile, the Offeror has not agreed to increase the consideration payable pursuant to the Common Share Offer to an amount at least equal to the cash consideration offered pursuant to the Superior Proposal, or (b) the Offeror is in breach of or in default under any material obligation contained in the Letter Agreement or any of the representations and warranties of the Offeror, as set forth in the Letter Agreement, is inaccurate or untrue in any material respect.

     In the event that the Letter Agreement is so terminated by the Offeror or the Letter Agreement is terminated by Dominion Textile as a result of a Superior Proposal, then Dominion Textile shall immediately pay to the Offeror a termination fee equal to Cdn. $22 million.

     In the event that the Offeror fails to take up and pay for Common Shares under the Common Share Offer, Dominion Textile shall forthwith pay to the Offeror an amount equal to Cdn. $3 million on account of the costs, fees and expenses of the Offeror in entering into the Letter Agreement and making the Offers. This amount is not payable if the reason the Common Share Offer is not completed is due to failure to receive regulatory approvals or failure to meet the minimum tender condition in circumstances in which a Superior Proposal has not been publicly announced or made.

Representations, Warranties and Covenants of Polymer

     The Letter Agreement contains certain representations and warranties of Polymer in favour of Dominion Textile, including that the Offeror has entered into adequate arrangements to ensure, upon satisfaction of the conditions of the respective Offers, that the required funds are available to effect full payment by the Offeror of the cash consideration payable pursuant to the Offers and the Offeror will, upon satisfaction of the conditions of the Offers, be able to obtain the funds under such arrangements. In addition, Polymer has agreed with Dominion Textile, in its capacity as a shareholder of the Offeror, to cause the Offeror to take whatever action may be necessary in order to obtain the financing under its financing arrangements, subject to the satisfaction of the conditions to the Offers, and to comply with all of its covenants and agreements contained in or contemplated by the Letter Agreement, subject to the terms and conditions of the Letter Agreement.

5. OWNERSHIP OF THE OFFEROR

     On November 16, 1997, in connection with the entering into of the Letter Agreement, the Offeror and ITG effected a transaction to make the Offeror a wholly-owned subsidiary of Polymer. This was accomplished by having the Offeror transfer to ITG the 1,470,000 Common Shares acquired by the Offeror from ITG as consideration for the repurchase of the common shares of the Offeror owned by ITG. Polymer and ITG currently intend that, immediately prior to the completion of the Common Share Offer ITG will transfer its 1,470,000 Common Shares to the Offeror in exchange for common shares of the Offeror with the result that ITG will own 40% of the outstanding common shares of the Offeror.

     These transactions were entered into to facilitate Polymer's participation in the Letter Agreement by ensuring that Polymer will be in compliance with its obligations to third parties under its existing outstanding indebtedness which indebtedness includes restrictions on, among other things, the provision of financial assistance to subsidiaries which are not "restricted" and wholly-owned by Polymer.

6. RIGHTS PLAN AGREEMENT

     On November 7, 1997, the Offeror submitted a joint application to the OSC and the QSC requesting, among other things, a permanent cease trade order of the Rights. No hearing to consider the application has been convened by either the OSC or the QSC. Subject to completion of the Offers as contemplated by the Letter Agreement, the Offeror intends to withdraw its application.

7. WITHDRAWAL OF DEPOSITED SHARES

     As a result of the extension of the Offers, Section 8 of the Original Offers, "Withdrawal of Deposited Shares" is hereby amended to provide that shareholders will have the right to withdraw Shares at any time on or before 12:00 midnight (Toronto time) on November 28, 1997, prior to which the Offeror is not entitled to take up and pay for Shares deposited under the Offers. Shareholders will otherwise have the rights of withdrawal in the circumstances and in the manner described in Section 8 of the Original Offers, "Withdrawal of Deposited Shares".

8. VARIATION OF THE OFFERS

     The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offers are open for acceptance, to extend the Expiry Time of the Common Share Offer and/or the Preferred Share Offer or to further vary the terms of either Offer by giving oral notice (to be confirmed in writing) or written notice of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in
Section 10 of the Original Offers, "Notices and Delivery", to all holders of Common Shares or Preferred Shares, as applicable, whose Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSE and the ME. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which and at the time at which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

     During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offers. An extension of the Expiry Time or a variation of the Offers does not constitute a waiver by the Offeror of its rights under Section 4 of the Offers, "Conditions of the Offers" (as amended hereby).

9. AMENDMENTS TO OFFERS AND LETTERS OF TRANSMITTAL

     The Original Offers, the Circular, the Definitions, the Letters of Transmittal and the Notice of Guaranteed Delivery shall be amended mutatis mutandis to reflect the amendments made by this Notice.

10. STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                           APPROVAL AND CERTIFICATE

     The contents of the Original Offers, the Circular and this Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the Shareholders of Dominion Textile has been authorized by, the board of directors of the Offeror. The Offers contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the Offers do not contain any misrepresentation likely to affect the value or the market price of the Common Shares and the First Preferred Shares which are the subject of the Offers.

DATED: November 18, 1997

             (Signed) JERRY ZUCKER             (Signed) JAMES G. BOYD
              Chairman, President          Executive Vice-President, Chief
          and Chief Executive Officer      Financial Officer,Treasurer and
                                                      Secretary


                      On behalf of the Board of Directors




          (Signed) PETER BOURGEOIS            (Signed) WARREN TURNBULL
                  Director                            Director

               The Depositary, Montreal Trust Company of Canada

                                    By Mail

                            Stock Transfer Services
                             151 Front Street West
                                   8th Floor
                               Toronto, Ontario
                                    M5J 2N1
                            Attn: Re-org Department
                              Tel: (800) 639-0802
                              Fax: (416) 981-9645

                                    By Hand

Stock Transfer Services    Stock Transfer Services    Stock Transfer Services   Stock Transfer Services
   Western Gas Tower         Place Montreal Trust      151 Front Street West           4th Floor
 530 - 8th Avenue S.W.     1800 McGill College Ave.          8th Floor             510 Burrard Street
   Calgary, Alberta            Montreal, Quebec           Toronto, Ontario          Vancouver, B.C.
        T2P 3S8                    H3A 3K9                    M5J 2N1                   V6C 3B9

Attn: Re-org Department                               Attn: Re-org Department   Attn: Re-org Department
  Tel: (403) 267-6555        Tel: (514) 982-7535        Tel: (800) 639-0802       Tel: (888) 661-0222
  Fax: (403) 266-1490        Fax: (514) 982-7580        Fax: (416) 981-9645       Fax: (604) 661-9480

   Office of CIBC Wood Gundy Securities Inc., the Dealer Manager, In Canada

                                   In Canada


              Toronto Office                        Montreal Office

          BCE Place, P.O. Box 500                     Suite 3050
              161 Bay Street                 600 ouest Boul de Maisonneuve
             Toronto, Ontario                      Montreal, Quebec
                  M5J 2S8                               H3A 3J2

            Tel: (416) 594-7000                   Tel: (514) 847-6300
            Fax: (416) 594-7225                   Fax: (514) 847-6480



   Office of Chase Securities Inc., the Dealer Manager in the United States

                                270 Park Avenue
                              New York, New York
                                     10017

                              Tel: (212) 270-4216
                              Fax: (212) 270-2131



Any questions and requests for assistance may be directed by Shareholders to the
 Dealer Managers and the Depositary at their respective telephone numbers and locations set out above.